June 14, 2001


Filing  Desk
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Form  N-14  for  Calvert  Tax-Free  Reserves  Fund
     File  Numbers  811-3101  and  2-69565


Ladies  and  Gentlemen:

The above Registrant filed today electronically a Form N-14 for the issuance of shares of the Calvert Tax-Free Reserves Fund, Vermont Municipal Portfolio upon the reorganization of Tax Free Fund of Vermont, Inc., pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934.

The purpose of the prospectus/proxy is to obtain shareholder approval to reorganize the assets of Tax Free Fund of Vermont, Inc. into the Vermont Municipal Portfolio, a series of Calvert Tax-Free Reserves Fund. It is planned that the mailing to shareholders will occur in early-July, 2001; with the actual shareholders meeting to occur in early-August, 2001 so that the merger will be completed by mid-August.

As always, please feel free to contact me at (301) 951-4858 with any questions or comments about this filing.


                              Truly  Yours,


                              Ivy  Wafford  Duke
                              Associate  General  Counsel


NOTE: As has been deemed necessary in prior filings of this nature, the Registrant hereby agrees to a delay of its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.


cc:     Cindy  Rose